# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arxis, Inc., CIK 0002093536
CUSIP: 04339D105
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1332 Blue Hills Ave, Bloomfield, Connecticut (CT), 06002
Date of event which requires filing of this statement: 04/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002129030

## Reporting persons
- Engineered Components Borrower Series LP - Engineered Polymer Series: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 71,544,608; sole dispositive power 0; shared dispositive power 71,544,608; aggregate amount beneficially owned 71,544,608 (17% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of 71,544,608 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026.
- Engineered Components Borrower Series LP - Hawkeye Series: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 36,689,297; sole dispositive power 0; shared dispositive power 36,689,297; aggregate amount beneficially owned 36,689,297 (8.72% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of 36,689,297 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026
- Engineered Components Borrower Series LP - Ovation Series: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 122,746,592; sole dispositive power 0; shared dispositive power 122,746,592; aggregate amount beneficially owned 122,746,592 (29.17% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of 122,746,592 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026
- Engineered Components Borrower Series LP - Connector Series: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 91,338,254; sole dispositive power 0; shared dispositive power 91,338,254; aggregate amount beneficially owned 91,338,254 (21.71% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of 91,338,254 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026
- Arcline Double Eagle Master Fund-A LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,358,032; sole dispositive power 0; shared dispositive power 18,358,032; aggregate amount beneficially owned 18,358,032 (4.36% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of 18,358,032 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026
- Arcline Arxis Advisory I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,332,432; sole dispositive power 0; shared dispositive power 3,332,432; aggregate amount beneficially owned 3,332,432 (0.79% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of one share of convertible common stock, which is convertible into Class B Common Stock as determined by the product of (i) 1.25% of the Company's fully diluted capital stock (including Class A or Class B Common Stock issuable upon such conversion) outstanding at the time of conversion multiplied by (ii) (A) two times (B) the value of one minus the quotient obtained by dividing (x) $28.00 by (y) the stock price per Class A Common Stock at the time of conversion, as determined by the arithmetic average of the daily volume-weighted average price of shares of the Class A Common Stock on Nasdaq (or such other principal stock exchange on which such shares are traded at the time of conversion) over the 30 trading day period immediately preceding the conversion date, subject to adjustment to reflect stock splits, stock dividends, reorganizations, reclassifications, consolidations, mergers or sales or similar events. Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock. Convertible common stock is eligible to vote on an as-converted basis. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026. As of June 30, 2026, the value represented for prong (y) in the aforementioned quotient is $41.13.
- Engineered Components GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 322,318,751; sole dispositive power 0; shared dispositive power 322,318,751; aggregate amount beneficially owned 322,318,751 (76.6% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of 322,318,751 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share. Engineered Components GP, LLC is the general partner for Engineered Components Borrower Series LP - Engineered Polymer Series, Engineered Components Borrower Series LP - Hawkeye Series, Engineered Components Borrower Series LP - Ovation Series and Engineered Components Borrower Series LP - Connector Series, and may be deemed to beneficially own the securities held by such funds.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026
- Arcline Capital Partners III GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,358,032; sole dispositive power 0; shared dispositive power 18,358,032; aggregate amount beneficially owned 18,358,032 (4.36% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of 18,358,032 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share. Arcline Capital Partners III GP LP is the general partner for Arcline Double Eagle Master Fund-A LP and may be deemed to beneficially own the securities held by Arcline Double Eagle Master Fund-A LP.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026
- Arcline Holdings, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 21,690,464; sole dispositive power 0; shared dispositive power 21,690,464; aggregate amount beneficially owned 21,690,464 (5.16% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of (x) 18,358,032 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock and (y) one share of convertible common stock, which is convertible into Class B Common Stock as determined by the product of (i) 1.25% of the Company's fully diluted capital stock (including Class A or Class B Common Stock issuable upon such conversion) outstanding at the time of conversion multiplied by (ii) (A) two times (B) the value of one minus the quotient obtained by dividing (x) $28.00 by (y) the stock price per Class A Common Stock at the time of conversion, as determined by the arithmetic average of the daily volume-weighted average price of shares of the Class A Common Stock on Nasdaq (or such other principal stock exchange on which such shares are traded at the time of conversion) over the 30 trading day period immediately preceding the conversion date, subject to adjustment to reflect stock splits, stock dividends, reorganizations, reclassifications, consolidations, mergers or sales or similar events. Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock. Convertible common stock is eligible to vote on an as-converted basis. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share. Arcline Holdings, LLC is the general partner for Arcline Capital Partners III GP LP and Arcline Arxis Advisory I, L.P. and may be deemed to beneficially own the securities attributable to both entities.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026
- Arcline Investment Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 344,009,215; sole dispositive power 0; shared dispositive power 344,009,215; aggregate amount beneficially owned 344,009,215 (81.75% of the class)
  Comment: Note to Rows 6, 8 and 9: Consists of (x) 340,676,783 shares of Class B Common Stock, which is convertible on a one-for-one basis to Class A Common Stock and (y) one share of convertible common stock, which is convertible into Class B Common Stock as determined by the product of (i) 1.25% of the Company's fully diluted capital stock (including Class A or Class B Common Stock issuable upon such conversion) outstanding at the time of conversion multiplied by (ii) (A) two times (B) the value of one minus the quotient obtained by dividing (x) $28.00 by (y) the stock price per Class A Common Stock at the time of conversion, as determined by the arithmetic average of the daily volume-weighted average price of shares of the Class A Common Stock on Nasdaq (or such other principal stock exchange on which such shares are traded at the time of conversion) over the 30 trading day period immediately preceding the conversion date, subject to adjustment to reflect stock splits, stock dividends, reorganizations, reclassifications, consolidations, mergers or sales or similar events. Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock. Convertible common stock is eligible to vote on an as-converted basis. Class B Common Stock shares are eligible to vote at a rate of twenty votes per share. Engineered Components GP, LLC is the general partner for Engineered Components Borrower Series LP - Engineered Polymer Series, Engineered Components Borrower Series LP - Hawkeye Series, Engineered Components Borrower Series LP - Ovation Series and Engineered Components Borrower Series LP - Connector Series, and may be deemed to beneficially own the securities held by such funds. Arcline Capital Partners III GP LP is the general partner for Arcline Double Eagle Master Fund-A LP and may be deemed to beneficially own the securities held by Arcline Double Eagle Master Fund-A LP. Arcline Holdings, LLC is the general partner for Arcline Capital Partners III GP LP and Arcline Arxis Advisory I, L.P. and may be deemed to beneficially own the securities attributable to both entities. Arcline Holdings, LLC and Engineered Components GP, LLC are each controlled affiliates of Arcline Investment Management, L.P., which may be deemed to beneficially own the securities of both entities.
  
  The percentages set forth in this Schedule 13G are calculated based on the 420,806,802 shares of the Issuer's Class A Common Stock outstanding assuming full conversion of the Company's Class B Common Stock and convertible common stock outstanding as of June 30, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026

## Item 1. Issuer
Name of issuer: Arxis, Inc.
Address of issuer's principal executive offices: 1332 Blue Hills Ave, Bloomfield, CT 06002

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Engineered Components Borrower Series LP - Engineered Polymer Series, a Delaware limited partnership, (ii) Engineered Components Borrower Series LP - Hawkeye Series, a Delaware limited partnership, (iii) Engineered Components Borrower Series LP - Ovation Series, a Delaware limited partnership, (iv) Engineered Components Borrower Series LP - Connector Series, a Delaware limited partnership, (v) Arcline Double Eagle Master Fund-A LP, a Delaware limited partnership, (vi) Arcline Arxis Advisory I, L.P., a Delaware limited partnership, (vii) Engineered Components GP, LLC, a Delaware limited liability company, (viii) Arcline Capital Partners III GP LP, a Delaware limited partnership, (ix) Arcline Holdings, LLC, a Delaware limited liability company and (x) Arcline Investment Management, L.P., a Delaware limited partnership.

Engineered Components GP, LLC is the general partner for Engineered Components Borrower Series LP - Engineered Polymer Series, Engineered Components Borrower Series LP - Hawkeye Series, Engineered Components Borrower Series LP - Ovation Series and Engineered Components Borrower Series LP - Connector Series, and may be deemed to beneficially own the securities held by such funds. Arcline Capital Partners III GP LP is the general partner for Arcline Double Eagle Master Fund-A LP and may be deemed to beneficially own the securities held by Arcline Double Eagle Master Fund-A LP. Arcline Holdings, LLC is the general partner for Arcline Capital Partners III GP LP and Arcline Arxis Advisory I, L.P. and may be deemed to beneficially own the securities attributable to both entities. Arcline Holdings, LLC and Engineered Components GP, LLC are each controlled affiliates of Arcline Investment Management, L.P., which may be deemed to beneficially own the securities of both entities.
Address of principal business office or, if none, residence: c/o Arcline Investment Management, L.P., 299 Park Avenue, 41st Floor, New York, NY, 10171
Citizenship: See item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Arcline Holdings, LLC is the general partner for Arcline Capital Partners III GP LP and Arcline Arxis Advisory I, L.P. and may be deemed to beneficially own the securities attributable to both entities. Arcline Capital Partners III GP LP is the general partner for Arcline Double Eagle Master Fund-A LP and may be deemed to beneficially own the securities held by Arcline Double Eagle Master Fund-A LP. Engineered Components GP, LLC is the general partner for Engineered Components Borrower Series LP - Engineered Polymer Series, Engineered Components Borrower Series LP - Hawkeye Series, Engineered Components Borrower Series LP - Ovation Series and Engineered Components Borrower Series LP - Connector Series, and may be deemed to beneficially own the securities held by such funds. Arcline Holdings, LLC and Engineered Components GP, LLC are each controlled affiliates of Arcline Investment Management L.P. As such, Arcline Investment Management, L.P. may be deemed to beneficially own all 344,009,215 shares of Class A Common Stock held directly by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Engineered Components Borrower Series LP - Engineered Polymer Series: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Engineered Components Borrower Series LP - Hawkeye Series: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Engineered Components Borrower Series LP - Ovation Series: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Engineered Components Borrower Series LP - Connector Series: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Arcline Double Eagle Master Fund-A LP: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Arcline Arxis Advisory I, L.P.: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Engineered Components GP, LLC: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Arcline Capital Partners III GP LP: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Arcline Holdings, LLC: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)
- Arcline Investment Management, L.P.: /s/ Rajeev Amara, Rajeev Amara, Authorized Signatory (08/14/2026)